Exhibit 11

CHARTER ONE FINANCIAL, INC.
COMPUTATION OF PER SHARE EARNINGS

	Three Months Ended		Six Months Ended

	6/30/01	6/30/00	6/30/01	6/30/00

	(Dollars in thousands, except per share data)
Basic earnings per share(1):

Weighted average number of common shares outstanding	207,439,620	217,603,358	207,933,717	218,749,861

Net income	$120,412	$103,287	$235,202	$214,996

Basic earnings per share	$.58	$.47	$1.13	$.98

Diluted earnings per share(1):

Weighted average number of common shares outstanding	207,439,620	217,603,358	207,933,717	218,749,861

Add common stock equivalents for shares issuable under stock option plans	5,304,641	4,040,619	5,221,284	3,416,106

Weighted average number of common and common equivalent shares outstanding	212,744,261	221,643,977	213,155,001	222,165,967

Net income	$120,412	$103,287	$235,202	$214,996

Diluted earnings per share	$.57	$.47	$1.11	$.97

(1)	Restated to reflect the 5% stock dividend issued September 30, 2000.